

NOTICE

2004 YEAR-END RESULTS AND RESERVES

TORONTO, ONTARIO, FEBRUARY 14, 2005 — **GOLDCORP INC. (TSX: G; NYSE: GG)** Rob McEwen, Chairman and CEO of Goldcorp Inc. is pleased to announce that Goldcorp will be releasing its year-end financial and operating results, and its year-end reserve and resource estimate during the evening of Wednesday, February 16, 2005.

An analyst meeting will be webcast live (audio only) at: **http://phx.corporate-ir.net/playerlink.zhtml?c=80347&s=wm&e=1017322** on Thursday, February 17, 2005 at 8:30 a.m. (EST). The press release will be posted on our website located at www.goldcorp.com.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has **NO DEBT**, a Large Treasury, **positive Cash Flow and Earnings** and **pays a Dividend twelve times a year! GOLDCORP** is **UNHEDGED** and currently **withholds one-third of annual gold production in anticipation of higher gold prices.** Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively, and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact: **Corporate Office:**

Ian J. Ball   145 King Street West
Investor Relations   Suite 2700
Telephone: (416) 865-0326   Toronto, Ontario
Toll Free: (800) 813-1412   M5H 1J8
Fax: (416) 361-5741   website: www.goldcorp.com
e-mail: info@goldcorp.com